Exhibit 23.4

Consent of Independent REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 2 to Registration Statement on Form S-4 of NTN Buzztime, Inc. of the Squar Milner LLP report dated March 19, 2020, relating to the consolidated financial statements of NTN Buzztime, Inc. for the year ended December 31, 2019 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s ability to continue as a going concern), appearing in the Prospectus, which is part of this Registration Statement. Squar Milner LLP merged with Baker Tilly US, LLP on November 1, 2020. As such, Baker Tilly US, LLP is a successor in interest to Squar Milner LLP.

We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ Baker tilly us, LLP

San Diego, California

December 21, 2020